Exhibit 99.1

SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS HELD ON MAY 22, 2020

1. **DATE, TIME AND PLACE**: May 22, 2020, at 9:30 a.m., in an exclusively digital manner through the electronic system of remote attendance made available by Suzano S.A. ("Company") pursuant to art. 21-C, Paragraph 2, item II of CVM Instruction No. 481/09, of December 17, 2009, as amended ("ICVM No. 481/09") and in accordance with the rules established in the Shareholders Manual disclosed by the Company.

2. **CALL NOTICE**: Called according to the call notice published on May 07, 08 and 09, 2020, in the newspapers Diário Oficial da Bahia (Diverse Section), Correio da Bahia (pages 6, 26, 38 respectively) and O Estado de S. Paulo (Estadão) (pages B6, B7, B5, respectively), in compliance with the provisions of art. 124 of Law No. 6,404/1976 ("Brazilian Corporation Law"), as amended.

3. **ATTENDANCE**: The shareholders representing more than 80,37% of the common shares issued by the Company attended the meeting, according to the expressed votes via Absentee Ballot and attendance registration in the electronic system of remote attendance made available by the Company under the terms of art. 21-C, Paragraph 2, item II of ICVM No. 481/09. Also, Mr. Rubens Barletta, member of the Company's Audit Board, Mrs. Ana Paula Pessoa, Coordinator of the Statutory Audit Committee, and Mr. José Pessoa Monteiro Filho Vital, representative of PricewaterhouseCoopers Auditores Independentes attended the meeting.

4. **OPENING AND BOARD**: The works were initiated by Mr. Walner Alves Cunha Júnior, pursuant to art. 8 of the Company's Bylaws. Chairman: Pablo F. Gimenez Machado; Secretary: Carlos Eduardo Pivoto Esteves.

5. **AGENDA**: The Chairman reported as follows.

5.1 The purpose of this **Annual General Meeting** is:

5.1.1 To examine the management accounts related to the fiscal year ended 12/31/2019;

To examine, discuss and vote on the financial statements of the Company for the fiscal year ended 12/31/2019, and to review the management report for said fiscal year; To set the number of members comprising the Board of Directors; To resolve on the election of the members of the Board of Directors; and To set the overall annual compensation of the Management and Audit Board, if held, of the Company; 5.2 The purpose of this Extraordinary General Meeting is: To approve the Protocol and Justification entered into on April 20, 2020 and amended on April 22, 2020, by the Company’s management and Suzano Participações do Brasil Ltda., limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, Zip Code 08.613-900, enrolled with CNPJ/ME under number 23.601.424/0001 - 07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6, in session of November 04, 2015 (“S. Participações”), with the terms and conditions for the merger of S. Participações by Suzano (“Merger”) (“Merger Agreement”); To ratify the appointment and hiring of the specialized company PricewaterhouseCoopers Auditores Independentes, a company with head office at Av. Francisco Matarazzo, 1400, Torre Torino, São Paulo – SP, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“PwC”), engaged to determine the net equity of S. Participações, pursuant to the Law; To approve the appraisal report on the net equity of S. Participações, at its book value, prepared by PwC in compliance with the accounting and legal standards, criteria and requirements (“Appraisal Report”); To approve the Merger of S. Participações by the Company, under the terms and conditions set forth in the Merger Agreement and the consequent dissolution of S. Participações; and To authorize the Company’s management to take all measures that are necessary to the completion of the Merger, in accordance with the applicable law. 6. DOCUMENTS: The Financial Statements for 2019 were published in the newspapers Diário Oficial do Estado da Bahia, Correio da Bahia and O Estado de S.

Paulo (Estadão) in the edition of February 13, 2020 and as available to the Shareholders of the Company such as the copies of the publication of the Call Notice mentioned in Item 2 above. In addition, they are available to Shareholders, at Suzano’s head office, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), (a) the Management Report and the individual and consolidated Financial Statements of the Company and their respective Notes, all related to the fiscal year ended on December 31, 2019, accompanied by the independent auditor’s report and the Audit Board report; (b) the Management Proposal including (i) the Merger Agreement and its annexes, among which the Appraisal Report; (ii) the main terms of the Merger, as required by article 20-A of ICVM No. 481/09; (iii) the information of annex 21 of ICVM No. 481/09; and (iv) the information also required by Articles 10, 12, and 13 of ICVM No. 481/09 (“Management Proposal”). 7. RESOLUTIONS: Dismissed the reading of the documents mentioned in Item 6 above, considering that they are known by the Shareholders of the Company, as well as of the consolidated voting map of expressed votes by means of absentee ballots was waived, which was available for consultation by the shareholders attending the meeting, pursuant to paragraph 4 of art. 21-W of ICVM No. 481/09, the shareholders of the Company present in these general shareholders meetings, decided to adopt the following resolutions, with abstentions being recorded in each case and having authorized the drawing up of these minutes in summary form and their publication with omission of the signatures of the shareholders, pursuant to the provision of art. 130, Paragraphs 1 and 2, of the Brazilian Corporation Law: 7.1 At the Annual General Meeting: To approve, by majority vote, with 791.342.207 favorable votes, 3.996 contrary votes, and 329.261.296 abstentions, with voting manifestation delivered by BNDES Participações S.A. – BNDESPAR (Annex A of this minutes) the accounts of the Company’s management for the fiscal year ended December 31, 2019; To approve, by majority vote, with 941.410.431 favorable votes, 153.854 contrary votes, and 179.043.214 abstentions, the Company’s financial statements for the fiscal year ended 12/31/2019, and to approve the management report for said fiscal year; To approve, by majority vote, with 855.497.884 favorable votes, 18.007.763 contrary votes, and 247.101.852 abstentions, to set the number of members to be elected for the next term of office of the Board of Directors in ten (10) members, pursuant to the Management Proposal.

To register the request made by shareholders representing more than ten percent (10%) of the Company’s capital stock (shareholders who were and continue to be holders of the shares with which they vote in the three (3) months immediately preceding the holding of this Ordinary General Meeting, excluding the controlling shareholders), for the adoption of a separate voting for the members of Board of Directors, pursuant to art. 141 of Law 6,404 of 1976. To approve, by the vote of shareholders representing more than ten percent (10%) of the Company’s capital stock (excluding the controlling shareholder), with 218.989.770 favorable votes, 6.166.110 contrary votes, and 614.223.264 abstentions, the separate election, for a two years term, of Mr. Hélio Lima Magalhães, Brazilian, married, engineer, enrolled in the Individual Taxpayer Identification (CPF/ME) under No. 344.224.557-53, bearer of the Identity Card (RG) No. 03.574.527-2 DETRAN/RJ, resident and domiciled in São Paulo, State of São Paulo, with business address at Saun – Qd. 5 – Ed. BB – Torre Norte, 16º floor, Zip Code 70040-912, Brasília, DF; To approve, by majority vote, with 955.527.618 favorable votes, 14.471.487 contrary votes, and 150.608.394 abstentions, the election of the single group with the following members to compose the Company’s Board of Directors, for a term of office of two (2) years: (i) Mr. DAVID FEFFER, Brazilian, divorced, businessman, enrolled in the CPF/ME under No. 882.739.628-49, bearer of the Identity Card (RG) No. 4.617.720-6 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, Zip Code 01452-919, for the position of Chairman of the Board of Directors; (ii) CLÁUDIO THOMAZ LOBO SONDER, Brazilian, married, chemical engineer, enrolled in CPF/ME under No. 066.934.078-20, bearer of the Identity Card (RG) No. 2.173.952-3 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, Zip Code 01452-919, for the position of Vice-Chairman of the Board of Directors; (ii) DANIEL FEFFER, Brazilian, married, lawyer, enrolled in CPF/ME under No. 011.769.138-08, bearer of the Identity Card (RG) No. 4.617.718-8 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 8th floor, Pinheiros, Zip Code 01452-919, for the position of Vice-Chairman of the Board of Directors; (ii) ANA PAULA PESSOA, Brazilian, married, economist, enrolled in CPF/ME under No. 865.873.407-25, bearer of the Identity Card (RG) No. 06.329.796-4 IFP/RJ, resident and domiciled in City of Rio de Janeiro, State of Rio de Janeiro, with residential address at Rua General Tasso Fragoso 33, block 5, apt. 401, Zip Code 22470-170, for the position of member of the Board of Directors; (v) MARIA PRISCILA RODINI VANSETTI MACHADO, Brazilian, married, engineer, enrolled in CPF/ME under No. 036.618.448-22, bearer of the Identity Card (RG) No. 8.812.418-6 SSP/SP, resident and domiciled in

Barueri, State of São Paulo, with business address at Alameda Itapecuru, 506, Alphaville, Zip Code 06454-080, for the position of member of the Board of Directors; (vi) NILDEMAR SECCHES, Brazilian, widower, mechanical engineer, enrolled in CPF/ME under No. 589.461.528-34, bearer of the Identity Card (RG) No. 3.997.339-6 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Viradouro, 63, conjunto 132, Itaim Bibi, Zip Code 04538-110, for the position of member of the Board of Directors; (vii) RODRIGO KEDE DE FREITAS LIMA, Brazilian, married, mechanical engineer, enrolled in CPF/ME under No. 013.620.537-24, bearer of the Identity Card (RG) No. 09038423-1 SSP/RJ, resident and domiciled in São Paulo, State of São Paulo, with business address at Av. Pres. Juscelino Kubitschek, 1909, 26th floor, Torre Norte – São Paulo Corporate Tower, Vila Olímpia, Zip Code 04543-907, for the position of member of the Board of Directors; (viii) RODRIGO CALVO GALINDO, Brazilian, married, business administrator, enrolled in CPF/ME under No. 622.153.291-49, bearer of the Identity Card (RG) No. 961.394, resident and domiciled in São Paulo, State of São Paulo, with business address at Av Paulista, 901, 10th floor Zip Code 01310-914, for the position of member of the Board of Directors; and (ix) PAULO ROGERIO CAFFARELLI, Brazilian, married, executive, enrolled in CPF/ME under No. 442.887.279-87, bearer of the Identity Card (RG) No. 33813902 PR, resident and domiciled in São Paulo, State of São Paulo, with business address at Alameda Xingu, 512 – 31st floor Zip Code 06455-030 – Alphaville – Barueri – SP, for the title of member of the Board of Directors. Messrs. Nildemar Secches, Rodrigo Kede de Freitas Lima, Rodrigo Calvo Galindo, Paulo Rogerio Caffarelli and Hélio Lima Magalhães and Mrs. Ana Paula Pessoa and Maria Priscila Rodini Vansetti Machado are independent directors, as defined in the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão, with the minimum percentage required in referred rules being duly met. The investiture of the members of the Board of Directors hereby elected or reelected, as the case may be, is subject to the signature of the investiture instrument, drawn up in the Company’s book, in which they shall state that are not involved in any crime that prevents them from exercising commercial activity. 7.1.7 In view of the receipt of a request for the opening of the Audit Board by shareholders holding shares representing more than 2% of the total capital stock of the Company, pursuant to art. 161, Paragraph 2, of the Brazilian Corporation Law, as well as the indication of enough candidates to comply with the provisions of art. 161, Paragraph 1, of the Brazilian Corporation Law and art. 24 of the Company’s Bylaws, approve the opening of the Company’s Audit Board with the reelection, as the case may be, of the following members for a new term of office until the date of the Annual General Meeting to resolve on the financial statements for the fiscal year ending on

December 31, 2020, registering the favorable and contrary votes and abstentions indicated below: Messrs. (i) Luiz Augusto Marques Paes, Brazilian, married, lawyer, enrolled in CPF/ME under No. 045.320.388-47, bearer of the Identity Card (RG) No. 12.605.359-5 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Gomes de Carvalho, 1306, 2nd floor, conjunto 22, Bairro Vila Olímpia, Zip Code 04547-005, and Roberto Figueiredo Mello, Brazilian, married, lawyer, enrolled in CPF/ME under No. 532.755.358-20, bearer of the Identity Card (RG) No. 3.922.596 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Líbero Badaró, 293 – 27th floor, Bairro Centro, Zip Code 01009-907, for the positions, respectively, of effective and alternate members of the Audit Board, with 680.209.335 favorable votes, 4.629.509 contrary votes, and 435.768.655 abstentions; and (ii) Rubens Barletta, Brazilian, divorced, lawyer, enrolled in CPF/ME under No. 397.909.328-04, bearer of the Identity Card (RG) No. 3.540.429-2 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5th floor, conjunto 52, Bairro República, Zip Code 01037-010, and Luiz Gonzaga Ramos Schubert, Brazilian, widower, lawyer, enrolled in CPF/ME under No. 080.501.128-53, bearer of the Identity Card (RG) No. 2.560.033-3 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5th floor, conjunto 52, Bairro República, Zip Code 01037-010, for the positions, respectively, of effective and alternate members of the Audit Board, with 680.359.986 favorable votes, 4.479.515 contrary votes, and 435.767.998 abstentions; and (iii) by majority vote of the Company’s minority shareholders, with 352.854.560 favorable votes, 2.756.185 contrary votes, and 734.300.203 abstentions, Messrs. Eraldo Soares Peçanha, Brazilian, married, administrator, enrolled in CPF/ME under No. 179.386.437- 34, bearer of the Identity Card (RG) No. 020.809/09 CRC/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Avenida Prefeito Dulcidio Cardoso, 1400, apt 1202, block I, Zip Code 22620-311, and Kurt Janos Toth, Brazilian, widower, economist, enrolled in CPF/ME under No. 193.789.557-20, bearer of the Identity Card (RG) No. 02437372-2 DETRAN/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Rua Lagoa das Garças, 200, apt. 704, Zip Code 22793-400, for the positions, respectively, of effective and alternate members of the Audit Board. The investiture of the members of the Audit Board hereby elected or reelected, as the case may be, is subject to the signature of the respective investiture instrument, drawn up in the appropriate book, and such members accepted their respective titles by stating that they are fully aware of the law, fulfilling all legal requirements for the exercise of titles and are not prevented from exercising these titles by especial law or due to criminal conviction, or because they are under the effects of a penalty that prohibits, even temporarily, access to public offices, or by bankruptcy, malfeasance, graft or bribery, extortion, embezzlement or crimes against the consumer, against the national financial system, against antitrust laws, against consumer relations, public faith or property. 7.1.8 To approve, by majority vote, with 934.147.937 favorable votes, 163.140.051 contrary votes, with a voting manifestation delivered by BNDES Participações S.A. – BNDESPAR (Annex A of this minutes), and 23.319.511 abstentions, the overall annual compensation of the management and Audit Board of the Company, in accordance with the Management Proposal, in the overall annual amount up to one hundred and fifty million reais (BRL 150,000,000.00), the amount of which includes: (a) up to twenty-three million and five hundred thousand reais (BRL 23,500,000.00) corresponding to the fixed compensation of the members of the Board of Directors; (b) up to one hundred and twenty-five million reais (BRL 125,000,000.00) corresponding to the fixed and variable compensation of the members of the Board of Executive Officers; (c) up to one million and five hundred thousand reais (BRL 1,500,000.00) corresponding to the fixed compensation of the members of the Audit Board, if held; and (d) the amounts corresponding to the taxes and charges levied on the compensation and which are the Company’s responsibility, and also benefits of any nature that are included in such amounts. 7.2 At the Extraordinary General Meeting: To approve, by majority vote, with 1.094.061.661 favorable votes, 14.025 contrary votes, and 4.383 abstentions, the Merger Agreement containing the terms and conditions of the Merger. After being authenticated by the board, the Merger Agreement becomes part of these minutes as Annex B. To approve, by majority vote, with 1.093.918.921 favorable votes, 153.761 contrary votes, and 7.387 abstentions, the ratification of the appointment and hiring of the specialized company PxC (as defined and qualified above), hired to prepare the Appraisal Report, on the date base of December 31, 2019, pursuant to Article 227 of the Brazilian Corporation Law. The Appraisal Report is part of the Annex I of the Merger Agreement, which constitutes Annex B of these minutes; To approve, by majority vote, with 1.094.066.109 favorable votes, 8.528 contrary votes, and 5.432 abstentions, the Appraisal Report that determined the book value of the net equity of S. Participações at eight hundred and one million, three hundred and fifty-three thousand, nine hundred and ninety-two reais and sixty-nine cents (BRL 801,353,992.69), being it the amount of the net assets to be transferred to the Company. 7.2.4 To approve, by majority vote, with 1.094.070.174 favorable votes, 4.362 contrary votes, and 5.533 abstentions, the Merger of S. Participações by the Company, with effects from May 31, 2020, under the terms and conditions set forth in the Merger Agreement and the consequent dissolution of S. Participações from such date. 7.2.4.1 The Merger shall not result in any capital increase of Company and, consequently, there will be no exchange ratio of shares, since Company is directly the owner of the totality of the capital stock of S. Participações. Upon completion of the Merger’s legal provisions, S. Participações shall be extinguished by operation of law and for all purposes, with no need to adopt a liquidation or dissolution procedure and all equity of S. Participações shall be fully transferred to the Company, pursuant to article 1,117 of the Civil Code and article 227 of the Corporation Law and the Merger Agreement. The Company shall succeed S. Participações, on an universal basis and without any discontinuity, in relation to all assets, rights, claims, powers, immunities, shares, exceptions, duties, obligations, liabilities, encumbrances and responsibilities held by S. Participações, which are merged by the Company. Among the assets of S. Participações which are the object of succession by the Company, there are the real estate described in Annex 4.1.2(i) of the Merger Agreement (which is part of the Annex B of these minutes). The book value of each real estate, as well as a description of the real estates of the Judicial District of Bandeirante, in the State of Mato Grosso do Sul and a copy of the registration certificates for the real estates of the Judicial District of Ribas do Rio Pardo, in the State of Mato Grosso do Sul, it is also found in the Annexes to Clause 4.1.2 of the Merger Agreement. The equity variations determined between December 31, 2019 and May 31, 2020 shall be owned by the Company. Pursuant to article 234 of the Brazilian Corporation Law, the Merger’s certificate issued by the Board of Trade shall be a suitable document for the registration and annotation, in the competent public and private registries, of the universal succession by the Company of the assets, rights, claims, powers, immunities, shares, exceptions, duties, obligations, liabilities, encumbrances and responsibilities that are part of or related to S. Participações.

7.2.5 To authorize, by majority vote, with 1.094.048.033 favorable votes, 13.423 contrary votes, and 18.613 abstentions, the Company’s management to take all measures that are necessary to completion of the merger, in accordance with the applicable law. 8. CLOSURE AND APPROVAL OF THE MINUTES: Once the resolutions were closed, the Annual and Extraordinary General Meetings were suspended for the time necessary to draw up these Minutes. The meeting was reopened, these Minutes were read, found to be in compliance, approved and signed by those attending, having been considered signatories to the minutes, pursuant to art. 21-V, Paragraph 1, of ICVM 481, the shareholders whose distant voting ballots were considered valid by the Company and the shareholders who registered their attendance in the electronic system of remote attendance provided by the Company. The voting manifestation and abstention statements were presented, authenticated by the board and filed at the head office. The votes cast by the mechanism of Absentee Ballots, under the terms of ICVM 481/09, were filed with the Company. List of Shareholders attending is included in Annex C to these Minutes. Salvador, May 22, 2020. Board: Pablo F. Gimenez Machado Carlos Eduardo Pivoto Esteves Chairman Secretary

Annex A - Voting Manifestation delivered by BNDES Participações S.A. - BNDESPAR [Free translation] Item 7.1.1 - To examine the management accounts related to the fiscal year ended 12/31/2019: “The shareholder BNDES Participações S.A. registers its abstention to the approval of the management accounts for the fiscal year ended on 12/31/2019. At the end of 2018 and the beginning of 2019, Suzano adopted a commercial strategy of increasing inventories that proved to be wrong, causing material losses to the Company. Such mistake was acknowledged by the Company's CEO to media outlets. However, in the Management Report for the year 2019 of Suzano, there is no mention to this fact. BNDESPAR recommends that Suzano's Management seeks to reflect in its Reports released to the public, as accurately as possible, the facts and decisions that significantly impacted the Company's results. " Item 7.1.8 - To set the overall annual compensation of the Management and Fiscal Council, if held, of the Company: “The shareholder BNDES Participações S.A. registers its vote against the Proposal for the annual global compensation of the management and the members of the fiscal council of R$ 150 million for the fiscal year 2020 pursuant to the Management Proposal. Referred amount is about 50% higher than the combined compensations of Suzano and Fibria when they were separate companies (roughly R$ 100 million in absolute amounts considered the due inflationary adjustments), when shareholders would be expecting a lower compensation due the capturing of synergies between such companies. Considering IBGC's 2020 Management Compensation survey adjusted by inflation, if the average compensation of each member of the Board of Directors, the Statutory Executive Board and the Fiscal Council of Suzano was equal to the average compensation of the 3rd Quartile of the companies listed in the Novo Mercado, the overall compensation of Suzano would be R$ 43 million. Following the same criteria but considering the sample of companies with revenues above R$ 10 billion, the overall compensation of Suzano would reach R$ 69 million. Specifically in what relates to the Board of Directors, we highlight the excessive compensation of the Chairman of such Board, which, in 2019, received as payment a total amount that is seven times higher than the average of the amounts received by the other members of the same board. The amount received by the Chairman of the Board was close to the average compensation of the Statutory Executive Board, excluding the CEO. The shareholder BNDES Participações S.A. recommends that the Company adopts practices that give greater independence to the establishment of the compensation practices, as well as defines amounts that are more adherent to market practices in comparable companies.

Annex B – Merger Agreement [A copy of the Merger Agreement was published in a separated file in the websites of CVM, B3, SEC and of the Company]

Annex C - List of shareholders Ordinary Shareholders Meeting Present to the Ordinary Shareholders Meeting. Representd by Attorney in Fact: Anderson Carlos Koch, CPF: 39882892843; Alves Ferreira e Mesquita: Edr Fund; Fil Genesis Limited; Hsbc Etfs Public Limited Company; Hsbc GB Investment Funds - Economic Scale Gem Equity; Hsbc Global Investment Funds - Brazil Equity; Hsbc Global Investment Funds - Bric Equity; Hsbc Global Investment Funds - Bric Markets Equity; IT Now Imat Fundo de Índice; Janus Henderson Fund; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa Brazil Stock; Japan Trustee Services Bank, Ltd. Stb Brazil Stock Mother FU; Massmutual Select T. Rowe Price International Equi; Moneda Latin American Equities Fund (Delaware LP; Most Diversified Portfolio Sicav; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; the Bank of New York ADR Department; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-Rio WI; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the New Zealand Guardian Trust Company Limited IN Its Capac; e Trust and Cus Services Bank, Ltd. as Trt Hsbc BR New MO FD. Not Representd by Attorney in Fact: Lucas Carneiro Gorgulho Mendes Barros. Distance Ballot Vote: AB Bond Fund, Inc. - AB All Market Real Return Portfolio; AB Var Prod Series Fund, Inc - AB Balanced Wealth Str Port; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Mfs G. A. P.; Advanced Series Trust - Ast T. Rowe Price Diversified R G P; Advanced Series Trust-Ast F. I. Amr Q. Portfolio; Alaska Common Trust Fund; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-Fonds Dspt; Amergen Clinton Nuclear Power Plant Nonqualified Fund; American Heart Association, Inc.; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Bellsouth Corporation Rfa Veba Trust; Beresford Funds Public Limited Company; Bill and Melinda Gates Foundation Trust; Blackrock A. M. S. AG ON B. of I. E. M. E. I. F. (Ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Bmo Low Volatility Emerging Markets Equity ETF; Bmo Msci Emerging Markets Index ETF; BNDES Participações S/A Bndespar; Bny Mellon (River and Mercantile) Global Equity FU; Bny Mellon Opportunity Funds - B M Strategic Beta e M e F; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Retirement Fund; Cadence Global Equity Fund L.P.; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; Canada Post Corporation Registered Pension Plan; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron Master Pension Trust; Chevron UK Pension Plan; Church of England Investment Fund for Pensions; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; City of Los Angeles Fire and Police Pension Plan; City of New York Deferred

Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; College Retirement Equities Fund; Colorado Public Employees Ret. Association; Commonwealth Bank Group Super; Commonwealth Emerging Markets Fund 6; Commonwealth of Pennsylv.Pub.School Emp Ret S; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; Cornerstone Advisors Global Public Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Delaware Pooled Trust - Macquarie E. M. P.; Deutsche X-Trackers Msci All World EX US Hedged Equity ETF; Diversified Markets (2010) Pooled Fund Trust; Diversified Real Asset Cit; Durham County Council Pension Fund; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Int (Ir) F Plc-Eaton V Int (Ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Esg Screened Fund B; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-Lendable Fund; Emerging Markets Index Non-Lendable Fund B; Employees Retirement System of Georgia; European Central Bank; Evtc Cit Fof Ebp-Evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; F A S Viii: Fidelity Adv Emerging Markets Fun; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Emerging Markets All Cap Fund, LP; Fiam Group Trust for Emp Ben Plans: Fiam Emer Mkts Com Pool; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fideicomiso Fae; Fidelity Advisor Series Viii: Fidelity AD Glob EQ I Fund; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-Asset Base Fund; Fidelity Emerging Markets Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Global Dividend Investment Trust; Fidelity Group Trust for Employee Benefit Plans: F O C Pool; Fidelity Institutional Funds Icvc - Select em MA EQ Fund; Fidelity Inv. T. Fid. Emrg. Markets Fnd; Fidelity Invest Trust Latin America Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Flex International Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Global EQ Income Fund; Fidelity Investment Trust: Fidelity Series Emergin; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investment Trust: Fidelity Total International EF; Fidelity Investments Money Management Inc; Fidelity Investmet Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Securities Fund: Fidelity Otc K6 Portfoli; Fidelity Securities Fund: Fidelity Otc Portfolio; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru; Finacap Icatu Previdenciario Fife Fundo de Investimento Mult; Finacap Maurutsstad FIA; First Trust

Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust Gll Fund Plc - First TR Emerg Mkts Alph Ucits ET; First Trust Latin America Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-Fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Ftse Rafi Emerging Index Non-Lendable Fund; Future Fund Board of Guardians; Gallery Trust - Mondrian E. M. Value Equity Fund; General Pension and Social Security Authority; Givi Global Equity Fund; Global Macro Capital Opportunities Portfolio; Gothic Corporation; Gothic Erp, LLC; Gothic Hsp Corporation; Government Employees Superannuation Board; Government of Singapore; HC Capital Trust the Emerging Markets Portfolio; Highland Collective Investment Trust; Highland Public Inflation Hedges Fund; Hsbc Bric Equity Fund; Hsbc Emerging Markets Pooled Fund; Ibm 401 (K) Plus Plan; Illinois Municipal Retirement Fund; International Common Trust Fund; International Expatriate Benefit Master Trust; International Monetary Fund; International Research Equity Extended Fund Usb, L; Internationale Kapita. Mbh Acting for Acc. Vgv Poolfonds Eme; Invesco Funds; Invesco Latin American Fund (Uk); Invesco Msci Global Timber ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Investerings Foreningen Danske Invest; Investeringsforeningen Procapture G Emerging M I F - Acc. KL; Investeringsforeningen Procapture Global AC I Fund - Acc KL; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (De) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa e e F I M F; Japan Trustee Services Bk, Ltd. Re: Rtb Nikko Bea Mother FD; Jnl/Mellon Emerging Markets Index Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; K Investments SH Limited; Kaiser Foundation Health Plan, Inc. Retiree Health; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Investin Pro, Globale Aktier Ind; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kraneshares Msci Emerging Markets EX China Index e; Laerernes Pension Forsikringsaktieselskab; Lazard Asset Management LLC; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Legg Mason Global Funds Plc; Lgps Central Global Equity Active Multi Manager FU; Liontrust Investment Funds I - Liontrust Latin America Fund; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement

Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Managed Pension Funds Limited; Management Board Public Service Pension Fund; Manulife Global Fund; Maryland State Retirement and Pension System; Master Trust for Certain Tax-Qualified Bechtel Retirement PL; Memorial Sloan Kettering Cancer Center; Mercer Qif Fund Plc; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (Can); Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs Institutional Advisors, Inc.; Mfs International New Discovery Fund; Mfs Investment Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Latin American Equity Fund; Mfs Variable Insurance Trust II -Mfs e M Equity Portfolio; Mineworkers Pension Scheme; Mirae Asset Emerging Markets Great Consumer Vit FU; Mirae Asset Global Discovery Fund; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund, LP; Mondrian Focused Emerging Markets Equity Fund; Mondrian Focused Emerging Mkts Equity Fund, L.P.; Mondrian Master Collective Investment Trust; Morningstar International Equity Fund, A Series of; Msci Acwi Ex-U.S. Imi Index Fund B2; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; National Council for Social Security Fund; Nationwide Maximum Diversification Emerging Market; Nav Canada Pension Plan; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; Nfs Limited; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (Acwi) E-U F-L; Northern Trust Collective Emerging Markets Index Fund-Lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-Qm Common Dac World Ex-Us Investable Mif - Lending; Ntgi-Qm Common Daily Emerging Markets Equity I F- Non L; Oklahoma Public Employees Retirement System; Onepath Global Emerging Markets Pool; Onepath Global Emerging Markets Shares(Unhedged) Index Pool; Ontario Pension Board; Oregon Public Employees Retirement System; Pace Int Emerg Mark Equity Investments; Panagora Diversified Risk Multi-Asset Fund, Ltd; Panagora Group Trust; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-Managed Emerging Markets Fund; Parametric Tmemc Fund, LP; Pavilion International Focused Equity Pool; Pensioenfonds Werk EN (Re)Intergratie; People S Bank of China; Pepsico Inc. Master Retirement Trust; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Multi Asset Global Opportunities; Pictet - Timber; Pictet CH Institucional-Emerging Markets Tracker; Pimco Equity Series: Pimco Rafi Dynamic Multi-Factor Emergin; Pioneer Emerging Markets Equity Fund; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Powershares Ftse Rafi Emerging Markets Ucits ETF; Principal Funds, Inc - Diversified Real Asset Fund; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Pension Agency; Public Sector Pension Investment Board; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Reliance Trust Institutional Retirement Trust Series Nine; Retirement Income Plan of Saudi Arabian Oil Company;

Rockfeller Brothers Fund; Russell Investment Company Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Sas Trustee Corporation Pooled Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Southern Company System Master Retirement; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-Us ETF; Spdr Msci Acwi Low Carbon Target ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spdr SP Emerging Markets Fund; Ssga Msci Acwi Ex-Usa Index Non-Lending Daily Trust; Ssga Msci Brazil Index Non-Lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-Lending Comm TR FD; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of New Mexico State Inv. Council; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-Us Index Portfolio; State Street Ireland Unit Trust; State Street R. F. E. M. I. Non-Lending Common T. Fund; Stiching Pensioenfonds Voor Huisartsen; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Ing; Stichting Philips Pensioenfonds; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; T R PR I Int F,Inc.On Beh of Its Sep SE T Rowe P I em MK EF; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T.Rowe Price Emerging Markets Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of the State of Illinois; the Andrew W Mellon Foundation; the Bank of N. Y. M. (Int) Ltd as T. of I. E. M. E. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings E. M. U. Fund, Sub-Fund, the Barings L. A. Fund; the Board of Regents of the University of Texas System; the Board of the Pension Protection Fund; the Boeing Company Employee Retirement Plans Master Trust; the Commonwealth Fund; the Duke Endowment; the Emerging M.S. of the Dfa I.T.Co.; the Hartford Global Real Asset Fund; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master Trust Bank of Jap Ltd. as Tr. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as Tr. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Texas Education Agency; the Young Men S Christian Ass Ret Fund; Thomas White Emerging Markets Fund, LLC; Thomas White International Equity Fund, LLC; Thomas White World Fund; Threadneedle Investment Funds Icvc; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity I F; Tobam Emerging Markets Fund; Total

International EX U.S. I Master Port of Master Inv Port; Treasurer of the St.Of N.Car.Eqt.I.Fd.P.Tr.; Trust Custody Services Bank, Ltd. Re: Emerging e P M F; Trustees of the e of B P B Dba Kamehameha Sch; Uaw Retiree Medical Benefits Trust; Utah State Retirement Systems; Valic Company II - International Opportunities Fund; Vaneck Vectors Natural Resources ETF; Vaneck Vectors Natural Resources Ucits ETF; Vanguard Emerging Markets Share Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: Emerging Markets Portfo; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verger Capital Fund LLC; Versus Capital Real Assets Fund LLC; Votorantim S/A; Voya Emerging Markets Index Portfolio; Washington State Investment Board; Wellington Diversified Inflation Hedges Fund; Wellington Trust Company N.A.; Wellington Trust Company, National Association Mul; Wells Fargo BK D of T Establishing Inv F for e Benefit TR; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Yorkshire Pension Fund; Wgi Emerging Markets Fund, LLC; e Wisdomtree Emerging Markets Ex-State-Owned Enterprises Fund. Alden Fundo de Investimento em Ações; Ascese Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Dybra FIA; Dyc Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LLC; Dynamo Cougar FIA; FI Elo Ações Investimento no Exterior; Fundacao Filantropica Arymax; Jorge Feffer; Polpar S A; Ruben Feffer; Sao Fernando IV FIA; Skopos Blue Birds FIA; Skopos Master Fundo de Investimento em Ações; Suzano Holding S/A; e Tnad Fundo de Investimentos em Ações. Extraordinary Shareholders Meeting Present to the Extraordinary Meeting. Represented by Attorneys in Fact. Anderson Carlos Koch, CPF: 39882892843; Alves Ferreira e Mesquita. Best Investment Corporation; Edr Fund; Fil Genesis Limited; Hsbc Etfs Public Limited Company; Hsbc GB Investment Funds - Economic Scale Gem Equity; Hsbc Global Investment Funds - Brazil Equity; Hsbc Global Investment Funds - Bric Equity; Hsbc Global Investment Funds - Bric Markets Equity; IT Now Imat Fundo de Índice; Janus Henderson Fund; Lcl Actions Emergents; Moneda Latin American Equities Fund (Delaware LP; Most Diversified Portfolio Sicav; the Bank of New York ADR Department; e the New Zealand Guardian Trust Company Limited IN Its Capac. Not represented by Attorney in Fact: Lucas Carneiro Gorgulho Mendes Barros. Distance Voting Ballot: AB Bond Fund, Inc. - AB All Market Real Return Portfolio; AB Var Prod Series Fund, Inc - AB Balanced Wealth Str Port; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Advanced Series Trust - Ast Mfs G. A. P.; Advanced Series Trust - Ast T. Rowe Price Diversified R G P; Advanced Series Trust-Ast F. I. Amr Q. Portfolio; Alaska Common Trust Fund; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-Fonds

Dspt; Amergen Clinton Nuclear Power Plant Nonqualified Fund; American Heart Association, Inc.; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Bellsouth Corporation Rfa Veba Trust; Beresford Funds Public Limited Company; Bill and Melinda Gates Foundation Trust; Blackrock A. M. S. AG ON B. of I. E. M. E. I. F. (Ch); Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Bmo Low Volatility Emerging Markets Equity ETF; Bmo Msci Emerging Markets Index ETF; BNDES Participações S/A Bndespar; Bny Mellon (River and Mercantile) Global Equity FU; Bny Mellon Opportunity Funds - B M Strategic Beta e M e F; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Cadence Global Equity Fund L.P.; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Post Corporation Registered Pension Plan; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron Master Pension Trust; Chevron UK Pension Plan; Church of England Investment Fund for Pensions; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; City of Los Angeles Fire and Police Pension Plan; City of New York Deferred Compensation Plan; City of New York Group Trust; College Retirement Equities Fund; Colorado Public Employees Ret. Association; Commonwealth Emerging Markets Fund 6; Commonwealth of Pennsylv.Pub.School Emp Ret S; Commonwealth Superannuation Corporation; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; Cornerstone Advisors Global Public Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Delaware Pooled Trust - Macquarie E. M. P.; Deutsche X-Trackers Msci All World EX US Hedged Equity ETF; Diversified Markets (2010) Pooled Fund Trust; Diversified Real Asset Cit; Durham County Council Pension Fund; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Int (Ir) F Plc-Eaton V Int (Ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-Lendable Fund; Employees Ret System of the State of Hawaii; European Central Bank; Evtc Cit Fof Ebp-Evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Emerging Markets All Cap Fund, LP; Fiam Group Trust for Emp Ben Plans: Fiam Emer Mkts Com Pool; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fideicomiso Fae; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-Asset Base Fund; Fidelity Emerging Markets Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Global Dividend Investment Trust; Fidelity Group Trust for Employee Benefit Plans: F O C Pool; Fidelity Invest Trust Latin America Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Trust: Fidelity Flex International Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Series Emergin;

Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investment Trust: Fidelity Total International EF; Fidelity Investmet Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Securities Fund: Fidelity Otc K6 Portfoli; Fidelity Securities Fund: Fidelity Otc Portfolio; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust Gll Fund Plc - First TR Emerg Mkts Alph Ucits ET; First Trust Latin America Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-Fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Future Fund Board of Guardians; Gallery Trust - Mondrian E. M. Value Equity Fund; General Pension and Social Security Authority; Givi Global Equity Fund; Global Macro Capital Opportunities Portfolio; Gothic Corporation; Gothic Erp, LLC; Gothic Hsp Corporation; Government Employees Superannuation Board; Government of Singapore; HC Capital Trust the Emerging Markets Portfolio; Highland Collective Investment Trust; Highland Public Inflation Hedges Fund; Hsbc Bric Equity Fund; Hsbc Emerging Markets Pooled Fund; Ibm 401 (K) Plus Plan; Illinois Municipal Retirement Fund; International Common Trust Fund; International Expatriate Benefit Master Trust; International Monetary Fund; International Research Equity Extended Fund Usb, L; Invesco Funds; Invesco Msci Global Timber ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Investerings Foreningen Danske Invest; Investeringsforeningen Procapture G Emerging M I F - Acc. KL; Investeringsforeningen Procapture Global AC I Fund - Acc KL; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (De) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa Brazil Stock; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa e e F I M F; Japan Trustee Services Bank, Ltd. Stb Brazil Stock Mother FU; Japan Trustee Services Bk, Ltd. Re: Rtb Nikko Bea Mother FD; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; K Investments SH Limited; Kaiser Foundation Health Plan, Inc. Retiree Health; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust;

Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Investin Pro, Globale Aktier Ind; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kraneshares Msci Emerging Markets EX China Index e; Lazard Asset Management LLC; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Legg Mason Global Funds Plc; Lgps Central Global Equity Active Multi Manager FU; Liontrust Investment Funds I - Liontrust Latin America Fund; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Managed Pension Funds Limited; Management Board Public Service Pension Fund; Manulife Global Fund; Maryland State Retirement and Pension System; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-Qualified Bechtel Retirement PL; Memorial Sloan Kettering Cancer Center; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (Can); Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs Institutional Advisors, Inc.; Mfs Investment Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Latin American Equity Fund; Mfs Variable Insurance Trust II - Mfs e M Equity Portfolio; Mineworkers Pension Scheme; Mirae Asset Emerging Markets Great Consumer Vit FU; Mirae Asset Global Discovery Fund; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund, LP; Mondrian Focused Emerging Markets Equity Fund; Mondrian Focused Emerging Mkts Equity Fund, L.P.; Mondrian Master Collective Investment Trust; Morningstar International Equity Fund, A Series of; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; National Council for Social Security Fund; Nationwide Maximum Diversification Emerging Market; Nav Canada Pension Plan; New York State Teachers Retirement System; New Zealand Superannuation Fund; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (Acwi) E-U F-L; Northern Trust Collective Emerging Markets Index Fund-Lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-Qm Common Dac World Ex-Us Investable Mif - Lending; Ntgi-Qm Common Daily Emerging Markets Equity I F- Non L; Oklahoma Public Employees Retirement System; Onepath Global Emerging Markets Pool; Ontario Pension Board; Oregon Public Employees Retirement System; Pace Int Emerg Mark Equity Investments; Panagora Diversified Risk Multi-Asset Fund, Ltd; Panagora Group Trust; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-Managed Emerging Markets Fund; Parametric Tmemc Fund, LP; Pavilion International Focused Equity Pool; Pensioenfonds Werk EN (Re)Intergratie; People S Bank of China; Pepsico Inc. Master Retirement Trust; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Multi Asset Global Opportunities; Pictet - Timber; Pictet CH Institucional-

Emerging Markets Tracker; Pimco Equity Series: Pimco Rafi Dynamic Multi-Factor Emergin; Pioneer Emerging Markets Equity Fund; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Powershares Ftse Rafi Emerging Markets Ucits ETF; Principal Funds, Inc - Diversified Real Asset Fund; Public Employees Pension Plan; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Pension Agency; Public Sector Pension Investment Board; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Reliance Trust Institutional Retirement Trust Series Nine; Rockfeller Brothers Fund; Russell Investment Company Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Sbc Master Pension Trust; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Sei Global Master Fund Plc, the Sei Emerging Mkt Equity Fund; Sei Inst Int Trust em Mkts Equity Fund; Sei Inv Can Comp Soc de PL Sei Canada; Southern Company System Master Retirement; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-Us ETF; Spdr Msci Acwi Low Carbon Target ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spdr SP Emerging Markets Fund; Ssga Msci Acwi Ex-Usa Index Non-Lending Daily Trust; Ssga Msci Brazil Index Non-Lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-Lending Comm TR FD; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-Us Index Portfolio; State Street Ireland Unit Trust; State Street R. F. E. M. I. Non-Lending Common T. Fund; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Ing; Stichting Philips Pensioenfonds; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; T R PR I Int F,Inc.On Beh of Its Sep SE T Rowe P I em MK EF; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T.Rowe Price Emerging Markets Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of the State of Illinois; the Andrew W Mellon Foundation; the Bank of N. Y. M. (Int) Ltd as T. of I. E. M. E. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings E. M. U. Fund, Sub-Fund, the Barings L. A. Fund; the Board of Regents of the University of Texas System; the Board of the Pension Protection Fund; the Boeing Company Employee Retirement Plans Master Trust; the Boeing Company Employee Savings Plans Master Trust; the Commonwealth Fund; the Duke Endowment; the Emerging M.S. of the Dfa I.T.Co.; the Hartford Global Real Asset Fund; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-Rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Pension Boards - United Church of Christ, Inc; the Regents of the University of California; the Seventh Swedish National Pension Fund

- Ap7 Equity Fund; the Texas Education Agency; Thomas White Emerging Markets Fund, LLC; Thomas White International Equity Fund, LLC; Thomas White World Fund; Threadneedle Investment Funds Icvc; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity I F; Tobam Emerging Markets Fund; Total International EX U.S. I Master Port of Master Inv Port; Treasurer of the St.Of N.Car.Eqt.I.Fd.P.Tr.; Trust and Cus Services Bank, Ltd. as Trt Hsbc BR New MO FD; Trust Custody Services Bank, Ltd. Re: Emerging e P M F; Trustees of the e of B P B Dba Kamehameha Sch; Uaw Retiree Medical Benefits Trust; Utah State Retirement Systems; Valic Company II - International Opportunities Fund; Vaneck Vectors Natural Resources ETF; Vaneck Vectors Natural Resources Ucits ETF; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: Emerging Markets Portfo; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verger Capital Fund LLC; Versus Capital Real Assets Fund LLC; Victorian Funds Man C A T F V e M T; Votorantim S/A; Voya Emerging Markets Index Portfolio; Washington State Investment Board; Wellington Diversified Inflation Hedges Fund; Wellington Trust Company N.A.; Wellington Trust Company, National Association Mul; Wells Fargo BK D of T Establishing Inv F for e Benefit TR; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Yorkshire Pension Fund; Wgi Emerging Markets Fund, LLC; e Wisdomtree Emerging Markets Ex-State-Owned Enterprises Fund. Alden Fundo de Investimento em Ações; Ascese Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Dybra FIA; Dyc Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LLC; Dynamo Cougar FIA; FI Elo Ações Investimento no Exterior; Fundacao Filantropica Arymax; Jorge Feffer; Polpar S A; Ruben Feffer; Sao Fernando IV FIA; Skopos Blue Birds FIA; Skopos Master Fundo de Investimento em Ações; Suzano Holding S/A; e Tnad Fundo de Investimentos em Ações.